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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-70064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2018 (MM/DD/YY) AND ENDING 6/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUSION PARTNERS GLOBAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EAST 53 ST., SUITE 2501
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER MEYERS 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000 (Address) New York (City) NY (State) 10119 (Zip Code)

SEC Mail Processing Section
NOV 25 2019
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KAREN SEITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUSION PARTNERS GLOBAL LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Founder & Managing Director

Title

Notary Public

TANYIA SUMMA
NOTARY PUBLIC STATE OF NEW YORK
WESTCHESTER COUNTY
LIC. #01SU6202214
COMM. EXP. [illegible]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fusion Partners Global, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended June 30, 2019

Table of Contents
As of and for the Year Ended June 30, 2019

Report of Independent Registered Public Accounting Firm

To the Member of
Fusion Partners Global, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fusion Partners Global, LLC (the "Company") as of June 30, 2019, the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2019.

New York, New York
August 19, 2019

Statement of Financial Condition
June 30, 2019

ASSETS		
Cash	$	195,947
Accounts receivable		146,120
Fixed assets (less accumulated depreciation)		10,392
Prepaid expenses		30,168
Other assets		640
TOTAL ASSETS	$	383,267
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	12,749
Deferred revenue		9,500
TOTAL LIABILITIES		22,249
MEMBER'S EQUITY		361,018
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	383,267

Statement of Operations
Year Ended June 30, 2019

REVENUE:	
Private placement fees	$ 162,790
Total Revenue	162,790
OPERATING EXPENSES:	
Compensation, benefits and payroll expenses	1,008,467
Occupancy	50,200
Dues and subscriptions	29,417
Travel, meals and entertainment	24,441
Professional fees	94,580
Data and communications	7,699
Regulatory fees	4,715
Depreciation expense	2,690
Other expenses	18,110
Total Expenses	1,240,319
NET LOSS	$ (1,077,529)

See Notes to Accompanying Financial Statements.

Statement of Changes in Member's Equity
Year Ended June 30, 2019

MEMBER'S EQUITY, July 1, 2018	$	538,547
Member's contribution		900,000
Net loss		(1,077,529)
MEMBER'S EQUITY, June 30, 2019	$	361,018

See Notes to Accompanying Financial Statements.

Statement of Cash Flows
Year Ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,077,529)
Depreciation expense	2,690
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(76,620)
Increase in prepaid expenses	(6,113)
Decrease in other assets	525
Decrease in accounts payable	(10,104)
Net cash used in operating activities	(1,167,151)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Fixed asset additions	626
Net cash provided by investing activities	626
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions received	900,000
Net cash provided by financing activities	900,000
Net decrease in cash	(266,525)
CASH AT July 1, 2018	462,472
CASH AT June 30, 2019	$ 195,947

See Notes to Accompanying Financial Statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fusion Partners Global, LLC (the "Company") is a Limited Liability Company that was formed in New York on November 28, 2017. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of May 11, 2018. The firm is limited to raising capital for private placements in the private equity sector.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. There was an accounts receivable balance of $146,120 and no allowance for doubtful accounts as of June 30, 2019.

Revenue and Expense Recognition

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private placement fees

The Company engages in private placement services for private equity fund businesses. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the ongoing portion of management fees they earn quarterly based upon assets under management at the fund. The other way the Company can earn fees is upon the successful placement of funds. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Disaggregation of Revenue

All of the Company's revenues, for the year ended June 30, 2019, originated from private placement fees.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There was an accounts receivable balance of $146,120 as of June 30, 2019.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of June 30, 2019, there were no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of June 30, 2019, there were no contract liabilities.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended June 30, 2019, the Company had no allocated portion of UBT. The Company has incurred historical net operating losses of $1,077,529, which may be utilized against future taxable income. Management has booked a full reserve against these net operating losses.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2019, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Revenue

During the year ended June 30, 2019, 100% of the Company's private placement fees were from two customers.

NOTE 4 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company believes the impact of the ASU is minimal.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2019, the Company had net capital of $173,698 which was $168,698 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was approximately 12.81%.

NOTE 6 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 7 – FIXED ASSETS

Fixed assets at June 30, 2019 consists of:

Furniture and equipment	$	13,555
Less: Accumulated depreciation		(3,163)
Total Fixed Assets	$	10,392

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occured subsequent to June 30, 2019 through August 19, 2019 the date which the financial statements were issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Supplemental Information
Schedule I - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of June 30, 2019

COMPUTATION OF NET CAPITAL

MEMBER'S EQUITY	$	361,018
LESS: NON-ALLOWABLE ASSETS		
Non-allowable assets:		
Accounts receivable		146,120
Fixed assets		10,392
Other assets		30,808
Total non-allowable assets		187,320
NET CAPITAL		173,698

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	22,249

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Computed minimum net capital required (The greater of)	$	1,483
($5,000 or 6.6667% of aggregate indebtedness)	$	5,000
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Excess of net capital	$	168,698
Percentage of aggregate indebtedness to net capital		12.81%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption)
As of June 30, 2019

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
Fusion Partners Global, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fusion Partners Global, LLC claimed it may file an exemption report even though it does not meet one of the identified exemption provisions of 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") in accordance with Footnote 74 of the adopting release for the Rule 17a-5 amendments, and (2) Fusion Partners Global, LLC stated that Fusion Partners Global, LLC had no obligations under 17 C.F.R. § 240.15c3-3 throughout the year ended June 30, 2019. Fusion Partners Global, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fusion Partners Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
November 20, 2019

FUSION PARTNERS GLOBAL LLC
EXEMPTION REPORT
FOR THE YEAR ENDED JUNE 30, 2019

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Fusion Partners Global LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the period July 1, 2018 through June 30, 2019, the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to identifying potential merger and acquisition opportunities for clients. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. § 240.15c3-3 for this period without exception.

I, Karen Seitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature:

Title: Founder and Managing Director
Date: 11/20/19